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Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com


                                         July 27, 2005

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop


              Re:      Stone Arcade Acquisition Corporation
                       Form S-1 Registration Statement
                       File No. 333-124601
                       -------------------------------------------------

Dear Mr. Reynolds:

       On behalf of our client, Stone Arcade Acquisition Corporation, a Delaware corporation (the "Company,"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1 (No. 333-124601) (together, the "Registration Statement"), including one complete electronic version of the exhibits filed therewith Amendment No. 3 responds to the comments set forth in the Staff's letter dated July 25, 2005 (the "Staff's Letter").

       In order to facilitate your review of Amendment No. 3, we have responded, on behalf of the Company, to each of the comments set forth in the Staff's Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Staff's Letter. Page numbers refer to the marked copy of Amendment No. 3.

       The Company's responses to the Staff's comments set forth in the Staff's Letter are as follows:

   Comment
   Number                             Response
   ------                             --------

                   Prospectus Summary


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Securities and Exchange Commission
July 27, 2005
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     1.   We have expanded the disclosure to reflect that the warrants issued upon exercise of the representative's unit purchase option are also subject to redemption.

          Risk Factors

     2. We have revised the last sentence of risk factor 14 to clarify that the equity stake referred to is the initial $25,000 equity stake.

          Use of Proceeds

     3. We have expanded the disclosure to reflect that if a deposit depleted enough of our non-trust fund assets, the Company may need additional funds to consummate a business combination, which funds could be provided in the form of advances from insiders, thereby increasing the excess out-of-pocket expenses that could be reimbursed following a business combination.

          Proposed Business

     4.   We have deleted the language referenced in the Staff's Letter.

     5. We have expanded the language regarding finders' fees generally, and what the Company may do in particular.

          Conflicts of Interest

     6. We have added additional bullet point disclosure in response to the Staff's Letter.

          Principal Stockholders

     7. Exhibit 10.7 has been revised and refiled to reflect that only the existing stockholders or their respective affiliates may make the open market warrant purchases. Accordingly, the language that was previously deleted regarding the purpose of such arrangement has been reinserted.

     8. We have revised Exhibit 10.7 and the disclosure in the prospectus to reflect that each order will be a limit order not held under NASD rules governing such orders. Such rules require execution at the best possible price for the purchaser. The word "will" has been changed to "may" in the first sentence in response to the Staff's Letter.


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Securities and Exchange Commission
July 27, 2005
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          Certain Transactions

     9. We have deleted the language regarding the stock dividend based on the Company and the representative's confirmation that the deal size will not be increased.

     10 The last sentence under "Principal Stockholders" has been revised to reflect that our five officers and directors are our "promoters" as such term is defined in the Federal securities laws.

          Underwriting

     11. Except for delivery of a preliminary prospectus to those individuals and entities that have requested a copy of a preliminary prospectus and consented to electronic delivery and/or reference to the SEC's EDGAR database web site for access to the preliminary prospectus, neither the lead underwriter nor any members of the anticipated underwriting syndicate have, nor do they intend to, engage in any electronic offer, sale or distribution of the securities electronically. Should we become aware that the lead underwriter or any members comprising the underwriting syndicate intend to make any such electronic offers, sales or distributions, the Company will promptly supplement our response.

     12. Neither the Company nor the underwriters have any arrangements with third parties to host or access the Company's preliminary prospectus on the internet. The Company has informed the underwriters of its obligation to inform the Staff of any such arrangements that are subsequently entered into. If either the Company or the underwriters enter into any such arrangement, the Company will promptly supplement its response.

     13. Neither the Company nor the underwriters intend to engage in a directed unit program in conjunction with this offering.

          Financial Statements

     14. The disclosure regarding the UPO, as well as clarification that the UPO is only issuable on the closing of the offering, has been included in Note F to the Financial Statements. The four year life of the UPO reflects the maximum four year exercise period permitted by the NASD (i.e. the UPO cannot be exercised during the first year after the offering and perhaps for up to two years if a business combination is not consummated before then). In fact, in the event the UPO is not exercised until the last year, the holder will only receive the shares


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Securities and Exchange Commission
July 27, 2005
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          of common stock, since the public warrants will already have expired.

          We have revised the disclosure to indicate that the volatility assumption is based on the volatility of the referenced index, not the specific companies included in the index, and that the volatility of an index may not always be representative of the volatility of the underlying securities. We have read paragraph 285 of FAS 123 regarding calculation of expected volatility for valuing stock-based employee compensation and believe our calculations to be reasonable and consistent with the guidance offered by this paragraph.

          The index is the Standard and Poor's Supercomposite Paper Packaging Index, a capitalization weighted index that is comprised of the following companies:



             Name            Ticker Symbol          Market Value at 7/25/05
             ----           -------------          -----------------------
           Bemis Co.            BMS                      $3.018 billion
     Caraustar Industries       CSAR                     $334 million
       Chesapeake Corp.         CSK                      $442 million
        Longview Fibre          LFB                      $1.072 billion
        Packaging Corp.         PKG                      $2.294 billion
        Rock-Tenn Corp.         RKT                      $479 million
       Sealed Air Corp.         SEE                      $4.303 billion
       Sonoco Products          SON                      $2.850 billion
        Temple-Inland           TIN                      $4.367 billion


          Exhibits

     15. We have revised Section 6.2 of Exhibit 1.1 to provide that the agreement "will" (instead of "may") be terminated in the event that neither the underwriters nor the company cure a default relating to more than 10% of the Firm Units or Option Units.

     16. Our firm's legality opinion has been revised and refiled in response to the Staff's Letter.

       Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.
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Securities and Exchange Commission
July 27, 2005
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                                             Sincerely,



                                             Fran M. Stoller
                                             Loeb & Loeb LLP